Organigram closes $5 Million investment in European hemp and CBD producer Eviana

MONCTON, October 2, 2018/CNW/ – Organigram Holdings Inc. (TSX VENTURE: OGI) (OTCQX: OGRMF), the parent company of Organigram Inc. (the “Company” or “Organigram”), a leading licensed producer of medical marijuana, is pleased to announce that is has closed the previously-announced private placement investment in Eviana Health Corporation (“Eviana” or the “Issuer”).

Organigram along with an institutional strategic investor each participated 50% in a $10 million debenture offering (the “Debenture Offering”) by Eviana.

“Our investment in Eviana represents just the beginning of our international aspirations” said Greg Engel, CEO of Organigram, “but is representative of our approach to work with trusted local partners to both move quickly with boots on the ground and to navigate regional regulatory issues effectively”.

“In Organigram we have a strategic ally that will join us as we continue to capitalize on the international CBD market into the future. We have also strengthened our balance sheet as we scale up our production operation and fund our ambitious future growth plans in the international CBD market,” stated Avram Adizes, Chief Executive Officer of the Eviana.

Board Representation

In connection with the closing of the Debenture Offering, Organigram has been granted board representation rights, pursuant to which Eviana has agreed to include one Organigram designated candidate for election to the board of directors of the Issuer and include this candidate in the slate of nominees recommended to shareholders at any annual or special meeting of the shareholders at which directors are to be elected. This board seat shall be occupied by Mr. Paolo De Luca, Chief Financial Officer of Organigram.

Offtake Sales Agreement

Organigram shall have the right, but not the obligation, to purchase up to and including 25% (the “Offtake Percentage”) of the Issuer’s (on a consolidated basis) annual CBD oil (or a comparable form including, but not limited to, CBD crystals) at 95% of the agreed raw CBD oil (or equivalent thereof) wholesale market price for a period of 5 years from the date on which the CBD oil (or equivalent thereof) is first made commercially available by Eviana for wholesale (subject to final agreement on terms between management of both companies).

Terms of the Debenture Offering

In connection with completion of the Debenture Offering, the Eviana issued 10,000 debenture units (the “Debenture Units”) of the Issuer, maturing 24 months from the closing date, each consisting of (i) $1,000 principal amount of senior unsecured convertible debentures of the Eviana (the “Debenture”); and (ii) one half of one common share (“Common Shares”) purchase warrant of the Issuer (each whole such purchase warrant, a “Warrant”). Each full Warrant shall be exercisable by the holder thereof for 870 Common Shares in the capital of the Issuer (the “Warrant Shares”) at an exercise price per Warrant Share of $1.30 for a period of 24 months from the closing date of the Debenture Offering. The Debentures are convertible into that number of fully paid and non-assessable Common Shares of the Issuer computed on the basis of the principal amount of the Debentures being converted, divided by the conversion price of $1.15 per Common Share at the holder’s option, or upon mandatory conversion at the request of the Issuer in the event that at any time after four months plus one day following the closing date, the daily volume weighted average closing price of the Common Shares on the Canadian Securities Exchange (“CSE”) is greater than $2.15 for any ten consecutive trading days.

The Debentures bear interest at a rate of 10.0% per annum from the date of issue, payable semiannually in arrears on June 30 and December 31 of each year, commencing December 31, 2018. Interest shall be computed on the basis of a 360–day year composed of twelve 30-day months. The December 31, 2018, interest payment will represent accrued interest for the period from the closing date to December 31, 2018. Upon conversion of the Debentures, the holder shall also receive a cash payment amount equal to the accrued and unpaid interest on the principal amount being converted up to, but excluding, the applicable date of conversion, as well as a cash payment equal to the additional interest amount that such holder would have received if it had held the Debentures for a period of one year from the date of conversion, provided such period does not extend beyond the maturity date.

About Organigram Holdings Inc.

Organigram Holdings Inc. is a TSX Venture Exchange listed company whose wholly owned subsidiary, Organigram Inc., is a licensed producer of cannabis and cannabis-derived products in Canada. Organigram is focused on producing the highest-quality, indoor-grown cannabis for patients and adult recreational consumers in Canada, as well as developing international business partnerships to extend the Company’s global footprint. In anticipation of the legal adult use recreational cannabis market in Canada, Organigram has developed a portfolio of brands including The Edison Cannabis Company, Ankr Organics, Trailblazer and Trailer Park Buds. Organigram’s primary facility is located in Moncton, New Brunswick and the Company is regulated by the Access to Cannabis for Medical Purposes Regulations (“ACMPR”).

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains forward–looking information which involves known and unknown risks, uncertainties and other factors that may cause actual events to differ materially from current expectations. Important factors – including the interpretation of the Cannabis Act and promotional activities, the availability of funds, the results of financing efforts, crop yields – that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time on SEDAR (see www.sedar.com). Readers are cautioned not to place undue reliance on these forward–looking statements, which speak only as of the date of this press release. The Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward–looking statements, whether as a result of new information, future events or otherwise.

For Investor Relations inquires, please contact:

Dylan Rogers
Investor Relations Analyst
drogers@organigram.ca
(506) 232-0121

For other inquires, please contact:

Paolo De Luca
Chief Financial Officer
paolo.deluca@organigram.ca
(416) 661-0947